EX 99.28(d)(47)(iv)

Amendment

to the JNL Series Trust Investment Sub-Advisory Agreement

Between Jackson National Asset Management, LLC

and Victory Capital Management Inc.

This Amendment is made by and between Jackson National Asset Management, LLC, a Michigan limited liability company and registered investment adviser (the “Adviser”), and Victory Capital Management Inc., a corporation organized in the State of New York and registered investment adviser (the “Sub-Adviser”).

Whereas, the Adviser and the Sub-Adviser (the “Parties”) entered into an Investment Sub-Advisory Agreement effective as of the 29th day of July, 2016, as amended (the “Agreement”), whereby the Adviser appointed the Sub-Adviser to provide certain sub-investment advisory services to certain funds (each, a “Fund”) of JNL Series Trust (the “Trust”), as listed on Schedule A to the Agreement, for the portion of each Fund’s assets allocated to the Sub-Adviser.

Whereas, pursuant to the Agreement, the Adviser agreed to pay the Sub-Adviser for the services provided and the expenses assumed by the Sub-Adviser a sub-advisory fee as set forth on Schedule B to the Agreement, and the Sub-Adviser agreed to accept such sub-advisory fee as full compensation under the Agreement for such services and expenses.

Whereas, the Parties have agreed to amend the Agreement to incorporate fee changes for the JNL Multi-Manager Small Cap Growth Fund effective October 1, 2020, as approved by the Board of Trustees of the Trust:

Now Therefore, in consideration of the mutual covenants herein contained, the Parties hereby agree to amend the Agreement as follows:

1)	Schedule B to the Agreement is hereby deleted and replaced, in its entirety, with Schedule B dated October 1, 2020, attached hereto, to reflect the fee changes for the JNL Multi-Manager Small Cap Growth Fund.

2)	Except as specifically amended hereby, the Agreement shall remain in full force and effect, in accordance with its terms.

3)	Each of the Parties represents and warrants to the others that it has full authority to enter into this Amendment, upon the terms and conditions hereof, and that the individual executing this Amendment is duly authorized to bind the respective party to this Amendment.

4)	This Amendment may be executed in one or more counterparts, which together shall constitute one document.

In Witness Whereof, the Parties have caused this Amendment to be executed, effective October 1, 2020.

Jackson National Asset Management, LLC		Victory Capital Management Inc.

By:	/s/ Mark D. Nerud	By:	/s/ Mike Policarpo
Name:	Mark D. Nerud	Name:	Mike Policarpo
Title:	President and CEO	Title:	President, CFO & CAO

Schedule B

Dated October 1, 2020

(Compensation)

JNL Multi-Manager Mid Cap Fund
[Fee Schedule Omitted] [1]

1 For the portion of the Average Daily Net Assets of the JNL Multi-Manager Mid Cap Fund managed by Victory Capital Management Inc.

JNL Multi-Manager Small Cap Growth Fund
[Fee Schedule Omitted] [2]

2 For the portion of the Average Daily Net Assets of the JNL Multi-Manager Small Cap Growth Fund managed by Victory Capital Management Inc. pursuant to the RS Investments Custom Growth Strategy.